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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-39436

                            JDS UNIPHASE CORPORATION

                       183,930,633 Shares of Common Stock

     The 183,930,633 shares of our common stock offered by this prospectus will be held by certain of our stockholders if exchanged for exchangeable shares of JDS Uniphase Canada Ltd., a subsidiary of ours. We have agreed to bear the expenses of registration of the shares in this prospectus.

     Our common stock is listed on the Nasdaq National Market under the symbol:
JDSU

     The last sale price of our common stock on the Nasdaq National Market on June 14, 2000 was $117 per share.

                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     Information contained in our Web site does not constitute part of this document.

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                  The date of this prospectus is June 30, 2000
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                               TABLE OF CONTENTS

                                                              PAGE
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
JDS Uniphase................................................    1
Recent Events...............................................    1
Risk Factors................................................    2
Use of Proceeds.............................................   12
Plan of Distribution........................................   12
Legal Opinions..............................................   12
Experts.....................................................   12
Where You Can Find More Information.........................   13

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                                  JDS UNIPHASE

     JDS Uniphase Corporation is the result of a merger between Uniphase
Corporation and JDS FITEL Inc., pursuant to which they combined their operations on June 30, 1999. Historic information described in this prospectus, not pertaining to JDS Uniphase, pertains only to either Uniphase Corporation or JDS
FITEL Inc. In such instances, historic information that is specific to Uniphase
Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS
FITEL" information, respectively. References to "we," "us," "our" and "JDS
Uniphase" refer to the combined entity resulting from the merger of Uniphase and JDS FITEL.

     JDS Uniphase is the leading provider of advanced fiber optic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instrument, Lucent, Nortel, Pirelli,
Scientific Atlanta, Siemens and Tyco. Our components and modules are basic building blocks for fiber optic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiber optic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by our customers.

     In February 2000, we acquired Optical Coating Laboratory, Inc. or OCLI for total consideration of approximately $2.7 billion. OCLI is a leading manufacturer of optical thin film coatings and components used to control and enhance light propagation to achieve specific effects such as reflection, refraction, absorption and wavelength separation. In addition, on June 30, 2000, we acquired E-TEK Dynamics, Inc. or E-TEK for total consideration of approximately $17 billion. E-TEK designs, manufactures and sells high quality fiber optic components and modules for optical networks.

     Our corporate headquarters in the United States is located at 163 Baypointe
Parkway, San Jose, California 95134, where the phone number is (408) 434-1800.
Our corporate headquarters in Canada is located at 570 West Hunt Club Road,
Nepean, Ontario, and the telephone number at this location is (613) 727-1304.

                                 RECENT EVENTS

ACQUISITION OF CRONOS INTEGRATED MICROSYSTEMS, INC.

     On April 19, 2000, we acquired Cronos Integrated Microsystems, Inc.
("Cronos"), a provider of optical micro-electro-mechanical systems ("MEMS") components and component technology to the fiber optic communications market, in a transaction accounted for as a purchase. We issued 6.3 million shares of common stock valued at approximately $565 million in exchange for all of the outstanding shares of Cronos common stock. Outstanding options to acquire shares of Cronos common stock were converted into options to purchase shares of our common stock at the same exchange ratio. The purchase price allocation will be finalized in June 2000. The acquisition of Cronos does not have a significant impact on our operating results or financial position.

ACQUISITION OF FUJIAN CASIX LASER INC.

     On April 29, 2000, we acquired Fujian Casix Laser Inc ("Casix"), a supplier of crystals, fiber optic components and optics for telecommunications networks.
Casix is based in Fuzhou, Fujian, China. Casix's key technologies consist principally of fiber optic component processing and precision assembly; optical design, fabrication and coating; and advanced crystal growth and processing. The transaction has been accounted for as a purchase. The acquisition of Casix does not have a significant impact on our operating results or financial position.

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                                  RISK FACTORS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating your investment decision, you should carefully consider the discussion of risks and uncertainties below.

     An investment in our common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors in deciding whether to invest in our common stock.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR
RESULTS OF OPERATIONS

     We have historically achieved growth through a combination of internally developed new products and acquisitions. Our growth strategy depends on our ability to continue developing new components, modules and other products for our customer base. However, along with internal new product development efforts, as part of this strategy, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. The success of each acquisition will depend upon:

     - our ability to manufacture and sell the products of the businesses acquired;

     - continued demand for these acquired products by our customers;

     - our ability to integrate the acquired business' operations, products and personnel;

     - our ability to retain key personnel of the acquired businesses; and

     - our ability to expand our financial and management controls and reporting systems and procedures.

Difficulties in Integrating New Acquisitions Could Adversely Affect Our Business

     Critical to the success of our growth is the ordered, efficient integration of acquired businesses into our organization and, with this end, we have in the past spent and continue to spend significant resources. If our integration efforts are unsuccessful, our businesses will suffer. We are the product of several substantial combinations, mergers and acquisitions, including, among others, the combination of Uniphase and JDS FITEL on June 30, 1999, and the acquisitions of OCLI on February 4, 2000 and E-TEK on June 30, 2000. Each combination, merger and acquisition presents unique product, marketing, research and development, facilities, information systems, accounting, personnel and other integration challenges. In the case of several of our acquisitions, including Uniphase Laser Enterprise in March 1997, Uniphase Netherlands in June
1998, and Cronos Integrated Microsystems, Inc. and Fujian Casix Laser, Inc. in
April 2000, we acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition is in its genesis at Cronos. It has also not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. Also, our information systems and those of companies we acquire are often incompatible, requiring substantial upgrades to one or the other. Further, our current senior management is a combination of the prior senior management teams of Uniphase, JDS FITEL, OCLI and E-TEK, several of whom have not previously worked with other members of management.

     The benefits to us of each combination, merger and acquisition and our success, as a whole, depends upon our succeeding in each of these and other integration challenges. Nevertheless, the integration of our business with another may result in unanticipated operations problems, expenses and liabilities and the

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diversion of management attention. Our integration efforts may not be successful, and, if so, our operating results would suffer as a result.

If We Fail to Efficiently Integrate Our Sales and Marketing Forces, Our Sales
Could Suffer

     Our sales force is and will in the future be a combination of our sales force and the sales forces of the businesses we acquire, which must be effectively integrated for us to remain successful. Our combinations, mergers and acquisitions (in particular, the June 30, 1999 combination of Uniphase with JDS FITEL) often result in sales forces differing in products sold, marketing channels used and sales cycles and models applied. Accordingly, we may experience disruption in sales and marketing in connection with our efforts to integrate our various sales and marketing forces, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives if we fail in these efforts. Our sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result, we may fail to take full advantage of the combined sales forces' efforts, and one company's sales approaches and distribution channels may be ineffective in promoting another entity's products, all of which may materially harm our business, financial condition or operating results.

Integration Costs and Expenses Associated with Our Merger and Acquisition
Activities Have and May Continue to be Substantial

     We often incur substantial costs related to our combinations, mergers and acquisitions. For example, we have incurred direct costs associated with the combination of Uniphase and JDS FITEL of approximately $12 million, incurred approximately $8 million associated with the acquisition of OCLI and expects to incur approximately $80 million associated with the acquisition of E-TEK. We may incur additional material charges in subsequent quarters to reflect additional costs associated with these and other combinations and acquisitions which will be expensed as incurred.

We May Fail to Commercialize New Product Lines

     We intend to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate. If we fail, our business will suffer. As we target new product lines and markets, we will further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from our existing products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations to offset the additional expenses resulting from this increased infrastructure. In connection with our recent acquisitions, we have incurred expenses in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

Any Failure of Our Information Technology Infrastructure Could Materially Harm
Our Results of Operations

     Our success depends upon, among other things, the capacity, reliability and security of our information technology hardware and software infrastructure. Any failure relating to this infrastructure could significantly and adversely impact our results of operations. In connection with our growth, we have identified the need to update our current information technology infrastructure and expect to incur significant costs to complete this upgrade. We are implementing a corporate-wide ERP solution (Oracle) with integrated product data management and manufacturing execution systems, expanding and enhancing our wide area network with higher bandwidth connections and redundant links, and integrating our voice communication systems.

     We must continue to expand and adapt our system infrastructure to keep pace with our growth. Demands on infrastructure that exceed our current forecasts could result in technical difficulties.

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Upgrading the network infrastructure will require substantial financial, operational and management resources, the expenditure of which could affect the results of our operations. We may not successfully and in a timely manner upgrade and maintain our information technology infrastructure and a failure to do so could materially harm our business, results of operations and financial condition.

WE ARE SUBJECT TO MANUFACTURING DIFFICULTIES

If We Do Not Achieve Acceptable Manufacturing Volumes, Yields or Sufficient
Product Reliability, Our Operating Results Could Suffer

     The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments.
Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Some of our divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

     For example, our existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and its manufacturing yields and costs. Moreover, we recently completed construction of a new laser fabrication facility at Uniphase Netherlands, and this facility has not yet reached targeted yields, volumes or costs levels. Uniphase Netherlands may not successfully manufacture laser products in the future at volumes, yields or cost levels necessary to meet our customers' needs. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

     As our customers' needs for our products increase, we must increase our manufacturing volumes to meet these needs and satisfy customer demand. Failure to do so may materially harm our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it is frequently difficult at a number of our manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments,
Our Operating Results Could Suffer

     Customers will not purchase any of our products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. We may experience delays in obtaining customer qualification of our new facilities. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

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OUR OPERATING RESULTS SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT,
PRIMARILY DUE TO THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES
ORIGINATING FROM ACQUISITIONS

     Under U.S. generally accepted accounting principles that apply to us, we accounted for a number of business combinations using the purchase method of accounting. Under purchase accounting, we recorded the market value of our common shares and the exchangeable shares of our subsidiary, JDS Uniphase Canada
Ltd., issued in connection with mergers and acquisitions with the fair value of the stock options assumed which became options to purchase our common shares and the amount of direct transaction costs as the cost of acquiring these entities.
That cost is allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net assets to goodwill.

     The impact of purchase accounting on our operating results is significant.
The following table reflects the impact of in-process research and development expense (in the quarter the acquisition closed) and the prospective quarterly/annual amortization of purchased intangibles attributable to our significant acquisitions that have closed in the past four quarters (in millions):

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                               IN-PROCESS RESEARCH     QUARTERLY AMORTIZATION     ANNUAL AMORTIZATION OF
           ENTITY                AND DEVELOPMENT      OF PURCHASED INTANGIBLES    PURCHASED INTANGIBLES
           ------              -------------------    ------------------------    ----------------------
JDS FITEL....................        $210.4                    $168.0                     $672.0
EPITAXX, Inc.................        $ 16.7                    $ 17.1                     $ 68.2
OCLI.........................        $ 84.1                    $ 79.8                     $319.1

     The impact of these mergers and acquisitions as well as other acquisitions consummated in the past five years resulted in amortization expense of $249.6 million and $607.7 million for the three and nine months ended March 31, 2000. In addition, we are also accounting for the E-TEK merger using the purchase method of accounting. In-process research and development, which is currently estimated at $251 million, will be expensed in the fourth quarter of fiscal 2000. Intangible assets including goodwill will be generally amortized over a five year period. The amount of purchase cost allocated to goodwill and other intangibles is estimated to be approximately $16 billion. If goodwill and other intangible assets were amortized in equal quarterly amounts over a five year period following completion of the E-TEK merger, the accounting charge attributable to these items would be approximately $843 million per quarter and $3.4 billion per fiscal year.

     Additionally, we also incur other purchase accounting related costs and expenses in the period a particular transaction closes to reflect purchase accounting adjustments adversely impacting gross profit and costs of integrating new businesses or curtailing overlapping operations. Purchase accounting treatment of our mergers and acquisitions will result in a net loss for the foreseeable future, which could have a material and adverse effect on the market value of our stock.

OUR STOCK PRICE COULD FLUCTUATE SUBSTANTIALLY

The Unpredictability of Our Quarterly Operating Results Could Cause Our Stock Price to be Volatile or Decline

     We expect to continue to experience fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock. All of the concerns we discuss under "Risk Factors" could affect our operating results, including, among others:

     - the timing of the receipt of product orders from a limited number of major customers;

     - the loss of one or more of our major suppliers or customers;

     - competitive pricing pressures;

     - the costs associated with the acquisition or disposition of businesses;

     - our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis;

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     - the announcement and introduction of new products by us; and

     - expenses associated with any intellectual property or other litigation.

     In addition to concerns potentially affecting our operating results addressed elsewhere under Risk Factors, the following factors may also influence our operating results:

     - our product mix;

     - the relative proportion of our domestic and international sales;

     - the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures; and

     - fluctuations in the foreign currencies of our foreign operations.

     Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to OEMs who typically order in large quantities, and therefore the timing of such sales may significantly affect our quarterly results. An OEM supplies system level network products to telecommunications carriers and others and incorporates our products in these system level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

     In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, our products or technologies have in the past resulted in, and may in the future, result in reorganization of our operations, substantial charges or other expenses, which have caused and may in the future cause fluctuations in our quarterly operating results and cash flows.

     Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock and the exchangeable shares of our subsidiary, JDS Uniphase Canada Ltd. would likely decline, perhaps substantially.

Factors Other Than Our Quarterly Results Could Cause Our Stock Price to be Volatile or Decline

     The market price of our common stock has been and is likely to continue to be highly volatile because of causes other than our historical quarterly results, such as:

     - announcements by our competitors and customers of technological innovations or new products;

     - developments with respect to patents or proprietary rights;

     - governmental regulatory action; and

     - general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of our stock to decline.

OUR SALES WOULD SUFFER IF ONE OR MORE OF OUR KEY CUSTOMERS SUBSTANTIALLY REDUCED ORDERS FOR OUR PRODUCTS

     Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of our net sales from telecommunications products. Two customers, Lucent and Nortel, each accounted for over 10% of our net sales for the quarter ended
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March 31, 2000. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders we may not be able to replace these orders with new orders from new customers. In the telecommunications markets, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, if our customers are not selected as the primary supplier for an overall system installation, we can be similarly adversely affected. Such fluctuations could materially harm our business, financial condition and operating results.

INTERRUPTIONS AFFECTING OUR KEY SUPPLIERS COULD DISRUPT PRODUCTION, COMPROMISE OUR PRODUCT QUALITY AND ADVERSELY AFFECT OUR SALES

     We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would materially harm our results of operations, product quality and customer relationships. We have a sole source supply agreement for a critical material used in the manufacture of our passive products. This agreement may be terminated by either party on six months prior notice. It is our objective to maintain strategic inventory of the key raw material provided by this supplier. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and some lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers (other than for our passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by us, if at all.

WE MAY BECOME SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS

     Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with us. These employees may become bound by or party to one or more collective bargaining agreements with us in the future. Some of our employees outside of North America, particularly in The Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

ANY FAILURE TO REMAIN COMPETITIVE IN OUR INDUSTRY WOULD IMPAIR OUR OPERATING RESULTS

If Our Business Operations are Insufficient to Remain Competitive in Our Industry, Our Operating Results Could Suffer

     The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In each of the markets we serve, we face intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than do we and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than do we. To remain competitive, we believe we must maintain a substantial investment in research and development, marketing, and customer service and support. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive market acceptance. In addition, technological changes or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

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Fiber optic Component Average Selling Prices Are Declining

     Prices for telecommunications fiber optic components are generally declining because of, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiber optic networks. We have in the past and we may in the future experience substantial period to period fluctuations in average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition and operating results.

If We Fail to Attract and Retain Key Personnel, Our Business Could Suffer

     Our future depends, in part, on our ability to attract and retain key personnel. Our former Chief Executive Officer resigned on May 17, 2000, and was replaced by the then Chief Operating Officer, Jozef Straus, who was the former Chief Executive Officer of JDS FITEL, which merged with Uniphase in 1999. In addition, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. Continuing uncertainty resulting from the Uniphase/JDS FITEL merger could further adversely affect our ability to retain key employees. We do not maintain a key person life insurance policy on our chief executive officer, our chief operating officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise materially harm our business, financial condition and operating results.

MARKET CONSOLIDATION HAS CREATED AND CONTINUES TO CREATE COMPANIES THAT ARE LARGER AND HAVE GREATER RESOURCES THAN US

     In the recent past, there have been a number of significant acquisitions announced among our competitors and customers, including:

     - Lucent Technologies, Inc./Ortel Corporation;

     - Corning Incorporated/NetOptix Corporation;

     - SDL, Inc./Veritech Microwave, Inc.;

     - Nortel Networks Corp./Xros, Inc.;

     - Nortel Networks Corp./Core Tek, Inc.;

     - Corning Incorporated/NZ Applied Technologies Corp.;

     - Cisco Systems, Inc./ArrowPoint Communications, Inc.;

     - SDL, Inc./Photonic Integration Research, Inc.;

     - Sycamore Networks/Sirocco Systems; and

     - Lucent Technologies, Inc./Chromatis Networks

     The effect of these completed and pending acquisitions on us cannot be predicted with accuracy, but some of these competitors are aligned with companies that are larger or more well established than us. As a result, these competitors may have access to greater financial, marketing and technical resources than us. Also, consolidation of these and other companies may disrupt our marketing and sales efforts.
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WE FACE RISKS RELATED TO OUR INTERNATIONAL OPERATIONS AND SALES

     Our customers are located throughout the world. In addition, we have significant offshore operations, including manufacturing facilities, sales personnel and customer support operations. Our offshore operations include facilities in Great Britain, Switzerland, the Netherlands, Germany, Australia and the People's Republic of China. Our international presence exposes us to risks not faced by wholly-domestic companies. Specifically, we face the following risks, among others:

     - unexpected changes in regulatory requirements;

     - tariffs and other trade barriers;

     - political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and research facilities;

     - difficulties in staffing and management;

     - language and cultural barriers;

     - seasonal reductions in business activities in the summer months in Europe and some other countries;

     - integration of foreign operations;

     - longer payment cycles;

     - greater difficulty in accounts receivable collection;

     - currency fluctuations; and

     - potentially adverse tax consequences.

     International sales accounted for approximately 40%, 38% and 32% of Uniphase's net sales in 1999, 1998 and 1997, respectively. International sales (excluding sales to the U.S.) accounted for approximately 21%, 25% and 20% of JDS FITEL's net sales in 1999, 1998 and 1997, respectively. We expect that international sales will continue to account for a significant portion of our net sales. We may continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

     Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and some other overseas markets. Furthermore, the sales of many of our OEM customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

IF WE HAVE INSUFFICIENT PROPRIETARY RIGHTS OR IF WE FAIL TO PROTECT THOSE WE HAVE, OUR BUSINESS WOULD BE MATERIALLY IMPAIRED

We May Not Obtain the Intellectual Property Rights We Require

     The telecommunications and laser markets in which we sell our products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. In the past, we have acquired and in the future we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to us where third-party technology was necessary or useful for the development or production of their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a

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

combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third-party technologies and intellectual property rights and are required to pay royalties to these third-party licensors on some of our telecommunications products and laser subsystems.

Our Products May be subject to the Claims that they Infringe the Intellectual Property Rights of Others

     The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us if at all. Without such a license, we could be enjoined from future sales of the infringing product or products.

Our Intellectual Property Rights May Not Be Adequately Protected

     Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold approximately 630 U.S. patents on products or processes and corresponding foreign patents and have applications for some patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to ours. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

IF WE FAIL TO SUCCESSFULLY MANAGE OUR EXPOSURE TO THE WORLDWIDE FINANCIAL MARKETS, OUR OPERATING RESULTS COULD SUFFER

     We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

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

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL AT THE TIMES, IN THE AMOUNTS AND UPON THE TERMS REQUIRED, OUR BUSINESS COULD SUFFER

     We are devoting substantial resources for new facilities and equipment to the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although we believe existing cash balances, cash flow from operations, available lines of credit and the proceeds from the public offering of our common stock and the private placement in Canada of exchangeable shares of our subsidiary, JDS Uniphase Canada, Ltd., both completed in August 1999 will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

OUR CURRENTLY OUTSTANDING PREFERRED STOCK AND OUR ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK COULD IMPAIR THE RIGHTS OF OUR COMMON STOCKHOLDERS

     Our board of directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under some circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of our common stock includes one-eighth of a right. Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from us one unit, equal to one one-thousandth of a share of Series B Preferred Stock, at a purchase price of $600 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of our common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, dated as of June 22, 1998, as amended from time to time.

     Some provisions contained in the rights plan, and in the equivalent rights plan our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to its exchangeable shares may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

SOME ANTI-TAKEOVER PROVISIONS CONTAINED IN OUR CHARTER AND UNDER DELAWARE LAW COULD IMPAIR A TAKEOVER ATTEMPT

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

                                USE OF PROCEEDS

     Because the shares of our common stock offered hereunder will be issued upon exchange of the exchangeable shares of our subsidiary JDS Uniphase Canada Ltd., none of which will be held by us, we will receive no proceeds upon the sale of such common stock.

                              PLAN OF DISTRIBUTION

     Our subsidiary, JDS Uniphase Canada Ltd., has issued 294,036,313 non-voting exchangeable shares of its capital stock, each exchangeable share being exchangeable, at the option of the holder, into one share of our common stock. These exchangeable shares have been issued in Canada in connection with a private placement completed on August 4, 1999, in connection with the JDS FITEL/Uniphase merger and in connection with several other mergers and acquisitions, including our merger with E-TEK. As part of the E-TEK merger, JDS Uniphase Canada Ltd. issued 880,129 exchangeable shares to the shareholders of Lundy Technology Co., an indirect wholly-owned subsidiary of E-TEK. All shares of our common stock underlying the exchangeable shares, except for the shares underlying the 880,129 exchangeable shares issued in connection with the E-TEK merger, have been previously registered with the SEC.

     As of June 15, 2000, 183,050,504 shares of our common stock have not been issued in exchange for exchangeable shares. In this prospectus, we are registering an aggregate of 183,930,633 shares of common stock, representing 880,129 shares of common stock underlying the exchangeable shares issued in connection with the E-TEK merger, as well as the 183,050,504 shares of common stock which we previously registered with the SEC. We have agreed to bear the expenses of registration of the shares in this prospectus.

                                 LEGAL OPINIONS

     The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for JDS Uniphase by its internal counsel.

                                    EXPERTS

     The consolidated financial statements of JDS Uniphase Corporation appearing in JDS Uniphase Corporation's Annual Report (Form 10-K/A) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of E-TEK Dynamics, Inc. as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, incorporated by reference herein have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

     The financial statements of Electrophotonics as of April 30, 1999 and July 31, 1998 and for the nine-month period ended, April 30, 1999 and the year ended July 31, 1998 incorporated by reference herein have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, chartered accountants, given on their authority as experts in auditing and accounting.

     The financial statements of JDS FITEL, Inc., for the three year period ended May 31, 1999 contained in JDS Uniphase's Current Report on Form 8-K/A dated November 3, 1999, have been audited by PricewaterhouseCoopers LLP, independent chartered accountants auditors, as set forth in their reports therein or incorporated by references therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Optical Coating Laboratory, Inc. (OCLI) and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999, except for Flex Products, Inc., a consolidated subsidiary for the year ended October 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors. The financial statements of Flex Products, Inc., for the year ended November 2, 1997, have been audited by KPMG LLP, as stated in their report. The financial statements of OCLI and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999 are incorporated by reference from JDS Uniphase's Current Report on Amendment No. 3 to Form 8-K/A dated May 31, 2000. Such consolidated financial statements are incorporated by reference herein in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus includes information that has not been delivered or presented to you but is "incorporated by reference," which means that we disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information provided in this prospectus. This prospectus incorporates by reference the documents listed below, which contain important information.

     We are also incorporating by reference any additional documents that we file with the SEC as required by the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering made by this prospectus.

     The following documents, which we have filed with the SEC, are incorporated by reference into this prospectus:

     - JDS Uniphase's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1999;

     - JDS Uniphase's Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;

     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on June 30, 2000;

     - JDS Uniphase's Current Report on Amendment No. 3 to Form 8-K/A filed on May 31, 2000;

     - JDS Uniphase's Current Report on Amendment No. 2 to Form 8-K/A filed on May 22, 2000;

     - JDS Uniphase's Current Report on Form 8-K filed on February 17, 2000;

     - JDS Uniphase's Current Report on Amendment No. 1 to Form 8-K/A filed on February 10, 2000;

     - JDS Uniphase's Current Report on Form 8-K filed on January 28, 2000;

     - JDS Uniphase's Current Report on Form 8-K filed on January 18, 2000;

     - JDS Uniphase's Current Report on Form 8-K/A filed on November 30, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on November 5, 1999;

     - JDS Uniphase's Current Report on Form 8-K/A filed on November 3, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on October 4, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on July 12, 1999; and

     - the description of JDS Uniphase common stock contained in JDS Uniphase's Registration Statement on Form 8-A filed on November 15, 1993, and any amendment or report filed for the purpose of updating such description.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     You can obtain copies of the documents and information incorporated by reference into this prospectus from us upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this prospectus. Any person can make a request for information orally or in writing.

  REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO:
     JDS Uniphase Corporation
     163 Baypointe Parkway
     San Jose, California 95131
     Attention: Investor Relations (408) 434-1800

     We file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza                 Citicorp Center                 Seven World Trade Center
Room 102                        500 West Madison Street         13th Floor
450 Fifth Street, N.W.          Suite 1400                      New York, New York 10048
Washington, D.C. 20549          Chicago, Illinois 60661

     Reports, proxy statements and other information concerning us may also be inspected at:

              The National Association of Securities Dealers, Inc.
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     You can also obtain copies of these materials by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding JDS Uniphase at http://www.sec.gov. We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to our common stock to be issued under this prospectus. This prospectus is filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

     If you have any questions about the offering, please call JDS Uniphase Investor Relations at (408) 434-1800.

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